SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                              Cal Fed Bancorp Inc.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   128026101
                                (CUSIP Number)

                             Barry F. Schwartz, Esq.
                 Executive Vice President and General Counsel
                         First Nationwide Holdings Inc.
                              38 East 63rd Street
                           New York, New York 10021
                                (212) 572-8600
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                   Copy to:

                           Fred B. White, III, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000

                               July 27, 1996
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No.  128026101

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON.

               First Nationwide Holdings Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)____
                     (b)____

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    WC, AF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                     _____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER
                 9,829,992*

          8.   SHARED VOTING POWER

                   0

          9.   SOLE DISPOSITIVE POWER

                 9,829,992*

          10.  SHARED DISPOSITIVE POWER

                   0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                   9,829,992*

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.6 %

          14.  TYPE OF REPORTING PERSON

                     CO

          ___________________
          * Beneficial ownership of 9,829,992 shares of Cal Fed Bancorp Inc.'s Common Stock reported hereunder is being reported solely as a result of the option granted pursuant to the Stock Option Agreement described in Item 4 hereof. However, First Nationwide Holdings Inc. ("First Nationwide") expressly disclaims any beneficial ownership of the 9,829,992 shares of Cal Fed Common Stock which are obtainable by First Nationwide upon exercise of the option, because the option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.


          CUSIP No.  784132102

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON.

                    Mafco Holdings Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)____
                     (b)____

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    WC,  AF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  _____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER
                  7,863,994*

          8.   SHARED VOTING POWER

                  0

          9.   SOLE DISPOSITIVE POWER

                  7,863,994*

          10.  SHARED DISPOSITIVE POWER

                  0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                  7,863,994*

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       13.28%

          14.  TYPE OF REPORTING PERSON

                       HC


          ___________________
          * Represents an 80% beneficial interest in 9,829,992 shares obtainable by First Nationwide upon exercise of the option described in Item 4. However, Mafco Holdings Inc. expressly disclaims beneficial ownership of such shares, because the option is exercisable by First Nationwide only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.


        ITEM 1.   SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $1.00 per share (the "Cal Fed Common Stock"), of Cal Fed Bancorp Inc., a Delaware corporation ("Cal Fed") and a savings and loan holding company registered under the Home Owners'
        Loan Act of 1933, as amended ("HOLA").    The principal
        executive offices of Cal Fed are located at 5700 Wilshire Boulevard, Los Angeles, California 90036.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This statement is being filed by First Nationwide Holdings Inc., a savings and loan holding company organized under the laws of the State of Delaware ("First Nationwide"). The principal executive offices of First Nationwide are located at 38 East 63rd Street, New York, New York 10021.

                  First Nationwide is a holding company whose only significant asset is all of the common stock of First Nationwide Bank, a Federal Savings Bank, ("FNB"). As such, First Nationwide's principal business operations are conducted by FNB and its subsidiaries. FNB's principal business consists of operating retail deposit branches and originating and/or purchasing residential real estate loans and, to a lesser extent, certain consumer loans. FNB also actively manages its portfolio of commercial real estate loans acquired through acquisitions and is active in mortgage banking and loan servicing.

                  Eighty percent (80%) of the voting common stock of First Nationwide is held by First Nationwide (Parent) Holdings Inc. ("FN Parent"), a Delaware corporation, which is a wholly-owned subsidiary of First Gibraltar Holdings Inc. ("First Gibraltar"), a Delaware corporation, which is a wholly-owned subsidiary of Trans Network Insurance Services Inc. ("TNIS"), a Delaware corporation, which in turn is wholly owned by MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes"), a Delaware corporation. MacAndrews & Forbes is a wholly-owned subsidiary of Mafco Holdings Inc. ("Mafco Holdings"), a Delaware corporation. Mafco Holdings is a diversified holding company. All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman, 35 East 62nd Street, New York, New York 10021.

                  The business address of each of Mafco Holdings, MacAndrews & Forbes, TNIS, First Gibraltar and FN (Parent) is 35 East 62nd Street, New York, New York 10021.

                  Information as to each of the executive officers and directors of First Nationwide and Mafco Holdings are set forth on Schedules I and II, respectively, hereto. Each of such persons is a citizen of the United States.

                  (d) During the last five years, neither First Nationwide nor, to the best knowledge of First Nationwide, any of the individuals named in Schedule I hereto, and neither Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named in Schedule II hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither First Nationwide nor, to the best of First Nationwide's knowledge, any of the individuals named in Schedule I hereto, and neither Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named in Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), First Nationwide will have the right, upon the occurrence of certain specified events, to purchase up to 9,829,992 shares of Cal Fed Common Stock from Cal Fed at $21.375 per share. If First Nationwide purchases Cal Fed Common Stock pursuant to the Stock Option Agreement, First Nationwide intends to finance such purchase from cash on hand and from dividends from its subsidiaries.

        ITEM 4.   PURPOSE OF TRANSACTION.

                  On July 27, 1996, First Nationwide, Cal Fed and California Federal Bank, A Federal Savings Bank ("CFB"), a wholly owned subsidiary of Cal Fed, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, CFB Holdings, Inc., a wholly-owned subsidiary of First Nationwide, will be formed and will merge with and into Cal Fed (the "Merger"), with Cal Fed being the surviving corporation (the "Surviving Corporation"). It is the intention of First Nationwide that, immediately following the Effective Time (as defined in the Merger Agreement) of the Merger, (i) First Nationwide will contribute all of the shares of capital stock of the Surviving Corporation to FNB, (ii) the Surviving Corporation will be liquidated by FNB, and (iii) FNB will be merged with and into CFB immediately thereafter, with CFB being the surviving bank.

                  Pursuant to the Merger Agreement, each share of Cal Fed Common Stock outstanding immediately prior to the Merger (excluding shares of Cal Fed Common Stock (i) held by Cal Fed as treasury stock, (ii) held by any of its subsidiaries or by First Nationwide or any of its subsidiaries (other than in a fiduciary capacity or in respect of a debt previously contracted) and (iii) held by holders who have exercised dissenter's rights in accordance with applicable law) will be converted into the right to receive (a) $23.50 in cash without interest and (ii) one-tenth of a Secondary Participation Interest (as defined in the Merger Agreement), provided, however, that no fractional Secondary Participation Interests will be issued.

                  Consummation of the Merger is subject to certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of the Cal Fed Common Stock, and (ii) the receipt of all required regulatory approvals.

                  The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

                  As a condition and inducement to First Nationwide's entering into the Merger Agreement and in consideration therefor, on July 27, 1996, First Nationwide and Cal Fed entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Option Agreement, Cal Fed granted First Nationwide an option (the "Option") to purchase up to 9,829,992 authorized but unissued shares of Cal Fed Common Stock, an amount equal to approximately 19.9% of its then outstanding shares (or 16.6% of its then outstanding shares after exercise of the Option), for $21.375 per share, subject to adjustment in certain circumstances.(1) The Option will become exercisable in whole or in part at any time prior to its expiration, if, but only if, both a Preliminary Purchase Event (as hereinafter defined) and a Purchase Event (as hereinafter defined) has occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined).

                  For purposes of the Stock Option Agreement, the term "Preliminary Purchase Event" means any of the following: (i) Cal Fed or any of its subsidiaries, without First Nationwide's prior written consent, shall have entered into an agreement with any person (other than First Nationwide or any of its subsidiaries) to engage in, or the Board of Directors of Cal Fed shall have recommended that its shareholders approve, (x) a merger, consolidation or similar transaction involving Cal Fed or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Cal Fed, (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Cal Fed or any of its Significant Subsidiaries, or
        (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Cal

          _________________
          1 In the event of any change in the Cal Fed Common Stock by reason of stock dividends, split-ups, recapitalizations or the like, the type and number of shares of Cal Fed Common Stock subject to the Option, and the purchase price per share, as the case may be, will be adjusted appropriately so that, after such issuance and together with shares of Cal Fed Common Stock previously issued pursuant to the exercise of the Option, the number of shares of Cal Fed Common Stock subject to the Option equals 19.9% of the number of shares of Cal Fed Common Stock then issued and outstanding.


        Fed or any of its Significant Subsidiaries (any such transaction of the type referred to in clauses (x), (y) and
        (z) being referred to hereinafter as an "Acquisition Transaction"); (ii) any person other than First Nationwide or any of its subsidiaries shall have acquired beneficial ownership of 10% or more of the outstanding shares of Cal Fed common stock; (iii) the shareholders of Cal Fed shall have voted and failed to approve the transactions contemplated by the Merger Agreement at a meeting held for that purpose, or such meeting has not been held in violation of the Merger Agreement or has been cancelled prior to termination of the Merger Agreement and, prior to (x) such meeting or (y) if such meeting has not been held or has been cancelled, such termination, it was publicly announced that any person (other than First Nationwide or any of its subsidiaries) has made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; (iv) the Cal Fed Board of Directors has withdrawn or modified its recommendation that the shareholders of Cal Fed approve the transactions contemplated by the Merger Agreement, or Cal Fed or any of its subsidiaries, without First Nationwide's prior written consent, has authorized, recommended or proposed an agreement to engage in an Acquisition Transaction with any person other than First Nationwide or any of its subsidiaries; (v) any person other than First Nationwide or any of its subsidiaries has made a proposal to Cal Fed or its shareholders to engage in an Acquisition Transaction (including through a tender offer or exchange offer) and such proposal has been publicly announced, or any person other than First Nationwide or any of its subsidiaries shall have filed with the SEC a registration statement with respect to a potential exchange offer that would constitute an Acquisition Transaction described in clause (i)(z) above; (vi) Cal Fed has willfully breached any covenant or obligation contained in the Merger Agreement following a proposal made by a third party to Cal Fed or its shareholders to engage in an Acquisition Transaction, and such breach would entitle First Nationwide to terminate the Merger Agreement; or (vii) any person other than First Nationwide or any of its subsidiaries, other than in connection with a transaction to which First Nationwide has given its prior written consent, has filed an application or notice with the Office of Thrift Supervision (the "OTS") or other governmental or regulatory authority, for approval to engage in an Acquisition Transaction.

                  The term "Purchase Event" means either of the following: (i) the acquisition by any person (other than First Nationwide or any of its subsidiaries) of beneficial ownership of 20% or more of the then outstanding shares of Cal Fed Common Stock; or (ii) the occurrence of a Preliminary Purchase Event described in clause (i) of the immediately preceding paragraph above, except that the percentage referred to in clause (z) thereof is 20%.

                  The term "Exercise Termination Event" means the earliest to occur of the following: (i) the Effective Time of the Merger; (ii) 12 months after the first occurrence of a Purchase Event; (iii) the passage of 18 months after termination of the Merger Agreement if such termination is concurrent with or follows the occurrence of a Preliminary Purchase Event; (iv) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (unless such termination results from a material breach of any covenant or agreement of Cal Fed set forth in the Merger Agreement), or (v) 18 months after the termination of the Merger Agreement if such termination results from a material breach by Cal Fed of any of its covenants or agreements contained in the Merger Agreement. Notwithstanding the termination of the Option, First Nationwide shall be entitled to purchase shares of Cal Fed Common Stock with respect to which it has exercised the Option in accordance with the terms of the Stock Option Agreement prior to the termination of the Option.

                  Under HOLA, Mafco Holdings may not directly or indirectly, through one or more subsidiaries, acquire more than 5% of the voting shares of any savings association or any savings and loan holding company (including Cal Fed) which is not a subsidiary of Mafco Holdings, unless Mafco Holdings acquires control of such entities. Such control of any savings association or savings and loan holding company may not be acquired by Mafco Holdings without the prior approval of the OTS.

                  As more fully set forth in the Stock Option
        Agreement, First Nationwide also has the right under certain specified circumstances to require Cal Fed to repurchase the Option or any shares of Cal Fed Common Stock purchased by First Nationwide through exercise of the Option ("Option Shares").

                  Notwithstanding any other provisions of the Stock Option Agreement, the Total Profit (as hereinafter defined) which First Nationwide may realize from the Option may not exceed $25 million, and, if the Total Profit otherwise would exceed such amount, First Nationwide, at its sole election, shall (a) reduce the number of shares of Cal Fed Common Stock subject to the Option, (b) deliver to Cal Fed for cancellation Option Shares, (c) pay cash to Cal Fed or (d) take a combination of any of the foregoing, so that First Nationwide's Total Profit will not exceed $25 million after taking into account such actions. For these purposes, the term "Total Profit" means the aggregate amount (before taxes) of (i) the amount received by First Nationwide pursuant to Cal Fed's repurchase of the Option (or any portion thereof) in accordance with the terms of the Stock Option Agreement, (ii)
        (x) the amount received by First Nationwide pursuant to Cal Fed's repurchase of Option Shares in accordance with the terms of the Stock Option Agreement, less (y) First Nationwide's purchase price for such Option Shares, (iii) the net cash amounts received by First Nationwide pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less First Nationwide's purchase price of such Option Shares, and (iv) any amounts received by First Nationwide on the transfer of the Option (or any portion thereof) to any unaffiliated party.

                  The foregoing summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such Stock Option Agreement, which is attached hereto as an Exhibit.

                  Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreement, neither First Nationwide nor, to the best of First Nationwide's knowledge, any of the individuals named in Schedule I hereto, nor Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named on Schedule II hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of
        Schedule 13D.

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, First Nationwide may be deemed to beneficially own the 9,829,992 shares of Cal Fed Common Stock subject to the Option, representing approximately 19.9% of the number of shares of Cal Fed Common Stock outstanding as of July 27, 1996, or approximately 16.6% of the Cal Fed Common Stock outstanding if the Option had been exercised in full as of such date. However, First Nationwide expressly disclaims any beneficial ownership of the 9,829,992 shares of Cal Fed Common Stock which are obtainable by First Nationwide upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

                  If First Nationwide were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Cal Fed Common Stock covered thereby.

                  Neither First Nationwide nor, to the best of First Nationwide's knowledge, any of the individuals named in
        Schedule I hereto, nor Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named in
        Schedule II hereto, owns any Cal Fed Common Stock.

                  (c) Neither First Nationwide nor, to the best of First Nationwide's knowledge, any of the individuals named in
        Schedule I hereto, nor Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named in
        Schedule II hereto, has effected any transaction in Cal Fed Common Stock during the past 60 days.

                  (d) So long as First Nationwide has not purchased the Cal Fed Common Stock subject to the Option, First
        Nationwide does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Cal Fed Common Stock.

                  (e)  Inapplicable.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Merger Agreement contains certain customary restrictions on the conduct of the business of Cal Fed pending the Merger, including certain customary restrictions relating to the Cal Fed Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither First Nationwide nor, to the best of First Nationwide's knowledge, any of the individuals named in
        Schedule I hereto, nor Mafco Holdings nor, to the best knowledge of Mafco Holdings, any of the individuals named in
        Schedule II hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Cal Fed, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1-- Agreement and Plan of Merger, dated as of July 27, 1996 by and among First Nationwide Holdings Inc., Cal Fed Bancorp Inc. and California Federal Bank, A Federal Savings Bank.

                  Exhibit 2-- Stock Option Agreement, dated as of July 27, 1996 between First
                                 Nationwide Holdings Inc., as grantee,
                                 and Cal Fed Bancorp Inc., as issuer
                                 (included as Annex 1 to the Agreement
                                 and Plan of Merger filed as Exhibit 1
                                 to this Schedule 13D)

                  Exhibit 3--    Joint Filing Agreement of First
                                 Nationwide Holdings Inc. and Mafco
                                 Holdings Inc.



                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: August 6, 1996

                            FIRST NATIONWIDE HOLDINGS INC.

                            By /s/  Glenn P. Dickes
                                 Glenn P. Dickes
                                 Vice President



                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: August 6, 1996

                            MAFCO HOLDINGS INC.

                            By /s/  Glenn P. Dickes
                                 Glenn P. Dickes
                                 Senior Vice President



                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                       OF FIRST NATIONWIDE HOLDINGS INC.

                  The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First Nationwide Holdings Inc. ("First Nationwide") is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                                                        Principal Occupation,
                                                         if other than as an
                            Position with                Executive Officer of
 Name & Business Address   First Nationwide              First Nationwide
 Ronald O. Perelman       Chairman of the Board and     Chairman of the Board and
                          Chief Executive Officer       Chief Executive Officer of
                                                        Mafco Holdings Inc.

 Howard Gittis            Vice Chairman                 Vice Chairman of
                                                        Mafco Holdings Inc.

 Irwin Engelman           Executive Vice President      Director, Executive Vice
                          and General Counsel           President and Chief
                                                        Financial Officer of
                                                        Mafco Holdings Inc.

 Barry F. Schwartz        Executive Vice President      Executive Vice President
                          and General Counsel           and General Counsel of
                                                        Mafco Holdings Inc.



                                   SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                              OF MAFCO HOLDINGS INC.

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco
          Holdings Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco
          Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                                                        Principal Occupation,
                                                        if other than as an
                             Position with              Executive Officer of
 Name & Business Address    Mafco Holdings              Mafco Holdings

 Ronald O. Perelman       Chairman of the Board and
                          Chief Executive Officer

 Donald Drapkin           Vice Chairman

 Howard Gittis            Vice Chairman

 Irwin Engelman           Director, Executive Vice
                          President and Chief
                          Financial Officer

 Bruce Slovin             Director and President

 Barry F. Schwartz        Executive Vice President
                          and General Counsel


                               INDEX TO EXHIBITS

        Exhibit
        Number    Exhibit                                         Page

          1 Agreement and Plan of Merger, dated as of July 27, 1996 by and among First
                  Nationwide Holdings Inc., Cal Fed Bancorp
                  Inc. and California Federal Bank, A
                  Federal Savings Bank.

          2 Stock Option Agreement, dated as of July 27, 1996 between First Nationwide Holdings Inc., as grantee, and Cal Fed Bancorp Inc., as issuer (included as Annex 1 to the Agreement and Plan of Merger filed as
                  Exhibit 1 to this Schedule 13D).

          3       Joint Filing Agreement of First Nationwide
                  Holdings, Inc. and Mafco Holdings Inc.